Exhibit 4.25

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE, dated as of October 10, 1996, among Tuner Broadcasting System, Inc. (the “Company”), TW Inc. (the “Guarantor”) (which will be renamed “Time Warner Inc.” immediately following consummation of the transactions contemplated by the Merger Agreement (as defined below)) and The Chase Manhattan Bank (formerly known as Chemical Bank), as successor Trustee (the “Trustee”).

WHEREAS, the Company and the Trustee are parties to a Senior Debt Securities Indenture, dated as of May 15, 1993 (the “Indenture”);

WHEREAS, the Company proposes in and by this First Supplemental Indenture to supplement and amend the Indenture in certain respects as it applies to Securities issued thereunder;

WHEREAS, the Company and the Guarantor are parties to an Agreement and Plan of Merger, dated as of September 22, 1995 among Time Warner Inc. (“Time Warner”), the Guarantor, Time Warner Acquisition Corp., TW Acquisition Corp. and the Company, as amended by Amendment No. 1 thereto, dated as of August 8, 1996 (the “Merger Agreement”);

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, the Company and Time Warner will each become a wholly owned subsidiary of the Guarantor;

WHEREAS, the Guarantor desires to unconditionally and irrevocably guarantee the full and punctual payment of principal of and interest on the Securities when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Indenture (including obligations to the Trustee) and the Securities, and the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture and the Securities; and

WHEREAS, all conditions precedent to the execution and delivery of this First Supplemental Indenture pursuant to the terms of the Indenture have been satisfied.

1.           Effect on Indenture. Except as expressly modified by this First Supplemental Indenture, the Indenture and the Securities issued thereunder are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.

2.           Form of Securities. The Company shall not be required to prepare and execute, and the Trustee shall not be required to authenticate and deliver in exchange for Outstanding Securities, any new Securities to conform to this First Supplemental Indenture.

3.           Governing Law. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS, BUT NOT THE LAWS AS TO CONFLICTS OR CHOICE OF LAW, OF THE STATE OF NEW YORK.

4.           Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

5.           Trustee Not Responsible for Recitals. The recitals herein contained are made by the Company and the Guarantor, and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

TURNER BROADCASTING SYSTEM, INC.

By:	/s/
Name:
Title:

TW INC., as Guarantor

By:	/s/
Name:
Title:

THE CHASE MANHATTAN BANK, Trustee

By:	/s/
Name:
Title: